UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB NUMBER:	3235-00167
Washington, D.C. 20549	Expires:	November 30, 2010
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-51087

ML Appleton FuturesAccess LLC
(Exact name of registrant as specified in its charter) C/O MERRILL LYNCH ALTERNATIVE INVESTMENTS, LLC 2 World Financial Center 7th Floor New York, NY 10281 (212) 236-1974
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Liability Company Interest
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(1)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, ML Appleton FuturesAccess LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 17, 2008	ML APPLETON FUTURESACCESS LLC By: Merrill Lynch Alternative Investments LLC Its: Manager

	By:	/s/ Barbra E. Kocsis
Name: Barbra E. Kocsis
Title: Chief Financial Officer